UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Digital Ally, Inc.

File No. 333-138025 - CF#22100

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Digital Ally, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to Amendment No. 2 to a Form SB-2 filed on March 16, 2007.

Based on representations by Digital Ally, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through March 31, 2009
Exhibit 10.9	through April 30, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Reedich
Special Counsel